UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number 1-32563

CUSIP Number 68572N104

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Orchids Paper Products Company

Full Name of Registrant

Not Applicable

Former Name if Applicable

4826 Hunt Street

Address of Principal Executive Office (Street and Number)

Pryor, Oklahoma 74361

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Over the past several months, the management of Orchids Paper Products Company (the “Company”) has been, and continues to be, focused on addressing the Company’s compliance with its Second Amended and Restated Credit Agreement, dated June 25, 2015, as amended (the “Credit Agreement”).  As previously reported, certain covenants under the Credit Agreement establish milestone dates by which the Company must accomplish certain actions related to the Company’s pursuit of strategic alternatives such as a sale or refinancing, including negotiating and executing (i) a purchase agreement for the sale of the Company’s equity or assets or (ii) a binding commitment from institutional lenders to refinance the Company’s debt obligations, in either case in an amount sufficient to repay the Company’s debt obligations to its existing lenders in full. As of October 31, 2018, the Company was not in compliance with these milestone date covenants. However, the Company’s management is in advanced discussions to obtain a waiver of these milestone date requirements and an amendment to the Credit Agreement which would allow the Company to return to compliance with the financial covenants thereunder.  The Company expects to execute this amendment in the near future.  The terms of such amendment to the Credit Agreement would materially affect the financial statements presented in the Company’s Quarterly Report for the quarter ended September 30, 2018, and the disclosures set forth therein. The issues described above, which have caused the Company to be unable to timely file the Quarterly Report, could not be eliminated without unreasonable effort or expense.

The Company currently expects to file its September 30, 2018 quarterly Report within the five (5) calendar day extension provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Mindy Bartel	615	953-9740
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss of $(16.0) million, or $(1.50) per diluted share of common stock, for the three months ended September 30, 2018. Net income and net income per share for the three months ended September 30, 2017, were $705,000 and $0.07 per diluted share of common stock, respectively. These changes in the Company’s results of operations are primarily due to: the unfavorable impact of a higher cost structure, including increased overhead costs at the Company’s Barnwell, South Carolina facility; an increase in selling, general and administrative expenses reflecting the Company’s pursuit of strategic alternatives as described in Part III—Narrative; an increase in interest expense due to higher interest rates and increased debt balances; and higher tax expense reflecting a valuation allowance booked on the Company’s deferred tax assets.

Orchids Paper Products Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2018	By:	/s/ Mindy Bartel
		Name:	Mindy Bartel
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.